PE
1-25-02

Hughes Supply Inc

02027657

HUGHES

TWO THOUSAND TWO | **ANNUAL REPORT**

One Vision. One Company. One Direction.

Hughes is on the move. We are One Company traveling in One Direction with one focus. Our goal: to be the best customer-service company in each of the industries we serve, while also being the most efficient. Simply, we want to become your distributor of choice. To meet that challenge, we will use the strength of diversity and the strength of one – one unified company. The old-fashioned integrity and honesty that has been a part of Hughes since 1928 remains unchanged. We are – and will always be – a company built on trust. What has changed is our focus to offer the best in Solutions, Supply and Service.

Financial Highlights
(in thousands, except per share data)

	Fiscal Years Ended[1]		
	2002	2001	2000
Net sales	$3,037,708	$3,310,163	$2,994,877
Gross margin	22.8%	22.5%	22.5%
Operating income	$ 100,085	$ 105,489	$ 132,392
Income before income taxes	$ 74,686	$ 80,677	$ 109,602
Net income	$ 44,065	$ 46,515	$ 65,871
Diluted earnings per share	$ 1.88	$ 1.97	$ 2.80
Shareholders' equity	$ 594,473	$ 570,035	$ 522,444
Shareholders' equity per share	$ 25.03	$ 24.12	$ 22.16
Tangible shareholders' equity per share	$ 13.92	$ 13.55	$ 11.84
Closing market price per share	$ 30.35	$ 17.15	$ 18.06

(1) The Company's fiscal year ends on the last Friday in January.



$0.7
$0.7
$0.9
$1.1
$1.3
$1.6
$1.9
$2.5
$3.0
$3.3
$3.0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Net Sales
(in billions)



$1.7
$8.1
$11.6
$20.8
$25.6
$37.1
$47.6
$61.4
$65.9
$46.5
$44.1
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Net Income
(in millions)



$0.15
$0.68
$0.92
$1.50
$1.75
$2.09
$2.33
$2.55
$2.80
$1.97
$1.88
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Diluted Earnings Per Share
(in dollars)



$99.6
$106.6
$116.9
$165.4
$188.9
$299.2
$421.8
$484.0
$522.4
$570.0
$594.5
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Shareholders' Equity
(in millions)



“We are ready to grow, our mission is clearly defined and our many business lines are moving in lock step. As One Company, Hughes can leverage its size, its brand and its diversity to reach new levels of efficiency and achievement.”

■ 2001 was a year like no other in our nation's history. I am proud to say that Hughes has emerged from this year of uncertainty stronger, more unified and eagerly poised for unprecedented success in the future. ■ The year began with a softening of construction markets, most pronounced in the industrial and commercial sectors. Industrial America remained in a recessionary mode throughout the year and the September 11 national tragedy erased any hopes of a quick recovery while creating massive uncertainty. ■ Sales declined 8%, while net income trailed the previous year by only 5%. Aggressive expense control led to an overall SG&A reduction of 5%, while a continued focus on asset management enabled us to repay $124 million in debt. Cash flow from operations was $145 million, up from $66 million. ■ We will build on the success of our debt and expense reductions in 2002. In the distribution business, the lowest-cost distributor always wins. Our goal is to become the most efficient distributor in the industry, keeping expenses below our competition. ■ In April of last year, Hughes welcomed Tom Morgan as our new President and Chief Operating Officer. With Tom's infusion of new ideas and proven leadership, the Hughes executive team initiated a change in company philosophy. By unifying our many business divisions into One Company and establishing One Direction for our future endeavors, Hughes has built a platform for future growth and success.

■ We have improved internal and external communications. We have established innovative sales and marketing programs, which will fuel the next phase of growth for Hughes. These programs, which go by the code names of Hughes Access, HughesPlus, and Hughes One, are designed to work together to provide our customers the finest Solutions, Supply and Service in the industry. We created an aggressive national accounts program and established a government sales division. These new sales initiatives make Hughes' long-term sales potential even more promising.

■ Part of the organizational philosophy at Hughes is a de-emphasis on expansion by acquisition. We did complete one acquisition in 2001, bringing $90 million in additional annualized sales. As our industry continues to consolidate, Hughes will continue to take advantage of outstanding opportunities for acquisition, but we expect our acquisitions will be larger, more strategic and more synergistic. ■ Cost savings and improved cash flow also provide an opportunity for geographic expansion. ■ Of our many business lines, none suffer from over-saturation as a growth constraint. The opportunity for strategic geographic growth, combined with a more-efficient, lower-cost model for branch expansion, means accelerated growth and profitability as Hughes expands across the country. ■ We are ready to grow, our mission is clearly defined and our many business lines are moving in lock step. As One Company, Hughes can leverage its size, its brand and its diversity to reach new levels of efficiency and achievement. ■ During 2001, our Company proved that it could emerge from economic uncertainty with strength and solidarity. We expect difficult economic conditions to continue, but we are poised to achieve our goals and set new standards for industry success. ■ This marks our 74th year in business and I wish to thank our shareholders, our leadership team, our hard-working associates, and most importantly, our customers for making it another successful year at Hughes.

David H. Hughes
Chairman of the Board
Chief Executive Officer

Hughes is One Company, moving in One Direction. They are striving to be the best customer-service company in each of the industries it serves, as well as the most efficient. Hughes will use the strength of its people and product diversity along with its power and tradition. They want the marketplace to realize that it is one united company. Hughes will maintain its singular, consistent message in all communications to the public.

■ Hughes Supply Inc. is one of the nation's largest diversified wholesale distributors. Headquartered in Orlando, Florida, Hughes distributes more than 240,000 products through 439 branches in 34 states and Mexico. The products are used by approximately 75,000 customers in the commercial, residential and infrastructure markets for new construction projects and in industrial applications, primarily for replacement and maintenance projects. ■ In fiscal 2002, Hughes introduced an entirely new corporate philosophy—a company-wide strategic shift. Although multifaceted, Hughes is now one united company, taking one unified approach. Each of the product lines and branches is working together, creating unique synergies as Hughes strives to top the list of elite distributors nationwide. Hughes will set the pace in the industries it serves by keeping the customer as its number one priority. ■ With this corporate philosophy in mind, Hughes has established numerous programs, tools and resources to assist in the successful execution of the Company plan, both internally and externally. The following are the Company's strategic highlights for fiscal 2002:

Sales and Marketing

■ *New brandmark.* To foster a unified approach, Hughes launched a new brandmark. This is a re-styled logo, which contains the traditional Hughes shield shape, plus a strong presentation of the Hughes name and a tagline: "Solutions. Supply. Service." The brandmark reinforces the notion that Hughes is a value-added provider to customers—finding Solutions to customers' business problems, delivering the Supplies they need and giving them great Service. Moreover, the brandmark represents a change in the way Hughes does business. The brandmark is being entrenched in every Company activity, from national sales efforts and national promotions, to national discounts. With the new brandmark, the Company now has a uniform look and a uniform approach.

■ *New sales leadership.* As Hughes moves forward, among the chief priorities is enhancing the ability to sell more efficiently within all product lines, to cross-sell throughout the Company and to sell nationally as one organization. ■ In the Sales and Marketing Department, sales experts in newly created positions work to coordinate efforts within and between product lines. Also, a new government sales position enables the Company to more effectively secure bids on local, state and national levels.

■ *Improved internal communications.* A series of new programs, developed under an initiative called Hughes One, are enabling the Company's 439 branches to better communicate with one another and the corporate office. ■ A Company-wide communications audit was completed to determine how Hughes might improve its internal communications procedures. The result has been more effective internal message construction and distribution. ■ Improved internal communications have enhanced our customer service levels with the branch operations.

■ *Improved external communications.* Hughes strives to be the distributor of choice for customers. As such, it is important that customers believe this is a company built on integrity, honesty and trust, and one that offers a myriad of Solutions, Supply and Service. Hughes wants the marketplace to realize that it is one united company. Hughes will maintain a singular, consistent message in all communications to the public. That message: "Hughes offers the best customer service around. Hughes is the most efficient distributor."

No company can be the "best in customer service" and be the "most efficient distributor" without great relationships with both customers and vendors. In fiscal 2002, Hughes made strengthening those relationships a top priority.

■ *Improved customer/vendor relations.* With the addition of the Vendor Development Department during fiscal 2002, Hughes is focusing on continuous improvement in relations with vendors. This department is solely attentive to fostering and examining the communications and agreements with Hughes' vendors. ■ The innovative Hughes Access program presents special value promotions to customers from select Hughes vendors. In essence, Hughes goes to top vendors in each product line and asks them to provide Hughes' customers with exclusive limited-time offers. By doing so, Hughes is helping its key vendors effectively showcase their products to customers. In turn, Hughes is helping customers by creating special access to attractive product offers. Furthermore, Hughes actively promotes the special offers to customers.

■ In the equally innovative HughesPlus program, Hughes leverages its Fortune 500 buying power to benefit customers. The Company offers its customers special buying privileges from well-known national companies. The preferred pricing is on items that range from office products to capital financing.

A re-emphasis on sales training has occurred within Hughes. During fiscal 2002, the Company began and completed formal classroom training nationwide to target specific sales skills to its outside sales force. In addition, the new Hughes Persuasive Selling model was introduced to the outside sales force. Similarly, Hughes plans to establish new formal training for its inside sales force.

Ultimately, the goals of

Hughes' Information Technology Department

are three-fold: people, processes and technology.

Information Technology

■ The blending of people, processes and technology is critically important to the success of Hughes' strategic corporate direction. This effort is an integral part of "Hughes Unified." The majority of the Company is being placed onto one operating system, powered by Eclipse software. Standard operating procedures have been developed, and the new software system will be installed for use throughout the Company. Among the specific areas being impacted are product ordering, ticketing, stocking, pricing and shipping. Communication and coordination within each area is being greatly upgraded, paving the way to enhanced services for both customers and vendors.

Human Resources

■ A salary administration program for select positions throughout the Company has been designed to reward employees for their achievements in relation to established performance standards and to provide a compensation management system for consistent and equitable salary administration throughout the organization. ■ Deployment of the first phase of an internet-based human resources information management system, called the TEAM system (Tool for Employee Administration and Management), has begun. The system provides on-line employee data to managers and employees with basic update capabilities.

The goals of Hughes' Operations are to increase cash through improved asset management, lower costs by leveraging the Company's buying power, implement improved operational processes within the organization and improve margins through matrix pricing.

■ The development of programs to better train prospective branch manager candidates is another significant priority. This initiative is an endorsement of the fact that the branch manager position is one of the most important within the Company and seeks to upgrade future managers' core competencies in operations and sales. A comprehensive list of critical skills has been developed, such as operations, finance and personnel management.

Corporate and Field Operations

■ *Inventory management.* An Inventory Management Department was created to improve the Company's inventory turns, gross margin return on investment, turn and earn ratio, and to reduce overall inventory levels, focusing specifically on excess inventory. Significant improvement in all of these areas was achieved. ■ *Cost and expense savings.* Initiatives during fiscal 2002 included new fleet management programs and communications cost reductions via renegotiated telecommunications contracts. Both initiatives brought the Company savings.

financials

Table of Contents

Consolidated Statements of Income

(in thousands, except per share data)

	Fiscal Years Ended		
	January 25, 2002	January 26, 2001	January 28, 2000
Net Sales	$3,037,708	$3,310,163	$2,994,877
Cost of Sales	2,343,788	2,566,706	2,320,604
Gross Profit	693,920	743,457	674,273
Operating Expenses:			
Selling, general and administrative	550,943	579,234	508,009
Depreciation and amortization	31,093	32,551	29,808
Provision for doubtful accounts	11,065	10,626	4,064
Impairment of long-lived assets	734	15,557	—
Total operating expenses	593,835	637,968	541,881
Operating Income	100,085	105,489	132,392
Non-Operating Income (Expenses):			
Interest and other income	10,546	7,476	9,015
Interest expense	(35,945)	(43,288)	(31,805)
Gain on sale of pool and spa business	—	11,000	—
	(25,399)	(24,812)	(22,790)
Income Before Income Taxes	74,686	80,677	109,602
Income Taxes	30,621	34,162	43,731
Net Income	$ 44,065	$ 46,515	$ 65,871
Earnings Per Share:			
Basic	$ 1.90	$ 2.00	$ 2.82
Diluted	$ 1.88	$ 1.97	$ 2.80
Average Shares Outstanding:			
Basic	23,175	23,238	23,398
Diluted	23,424	23,584	23,547

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	January 25, 2002	January 26, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 6,817	$ 22,449
Accounts receivable, less allowance for doubtful accounts of $8,388 and $6,106	387,953	435,607
Inventories	396,441	441,789
Deferred income taxes	15,420	18,524
Other current assets	56,809	68,940
Total current assets	863,440	987,309
Property and Equipment	145,702	152,079
Goodwill	263,808	249,826
Other Assets	20,312	17,481
	$1,293,262	$1,406,695
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 19,175	$ 15,274
Accounts payable	188,447	221,771
Accrued compensation and benefits	32,790	32,762
Other current liabilities	34,753	38,372
Total current liabilities	275,165	308,179
Long-Term Debt	403,671	516,168
Deferred Income Taxes	13,872	6,704
Other Noncurrent Liabilities	6,081	5,609
Total liabilities	698,789	836,660
Commitments and Contingencies (Note 8)		
Shareholders' Equity:		
Preferred stock, no par value; 10,000,000 shares authorized; none issued; preferences, limitations and relative rights to be established by the Board of Directors	—	—
Common stock, par value $1 per share; 100,000,000 shares authorized; 23,774,600 and 24,211,485 shares issued	23,775	24,211
Capital in excess of par value	217,609	228,103
Retained earnings	367,726	337,149
Treasury stock, 24,251 and 576,783 shares, at cost	(531)	(13,307)
Unearned compensation related to outstanding restricted stock	(14,106)	(6,121)
Total shareholders' equity	594,473	570,035
	$1,293,262	$1,406,695

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)

	Common Stock		Treasury Stock		Capital in Excess of Par Value	Retained Earnings	Unearned Compensation	Total
	Shares	Dollars	Shares	Dollars				
Balance at January 29, 1999	24,184	$24,184	—	$ —	$219,558	$242,730	$ (2,516)	$483,956
Net income	—	—	—	—	—	65,871	—	65,871
Cash dividends—$.34 per share	—	—	—	—	—	(7,990)	—	(7,990)
Purchase of treasury stock	—	—	(921)	(21,229)	—	—	—	(21,229)
Shares issued under stock option and bonus plans	29	29	36	811	472	(378)	—	934
Purchase and retirement of common shares	(7)	(7)	—	—	(57)	(89)	—	(153)
Issuance of restricted stock, net of cancellations	43	43	216	4,984	1,311	—	(6,338)	—
Amortization of unearned restricted stock	—	—	—	—	—	—	1,055	1,055
Balance at January 28, 2000	24,249	$24,249	(669)	$(15,434)	$221,284	$300,144	$ (7,799)	$522,444
Net income	—	—	—	—	—	46,515	—	46,515
Cash dividends—$.34 per share	—	—	—	—	—	(8,088)	—	(8,088)
Shares issued under stock option and bonus plans	—	—	92	2,127	—	(425)	—	1,702
Purchase and retirement of common shares	(32)	(32)	—	—	(319)	(1,002)	—	(1,353)
Issuance of restricted stock, net of cancellations	(6)	(6)	—	—	(135)	5	136	—
Amortization of unearned restricted stock	—	—	—	—	—	—	1,542	1,542
Consideration for bestroute.com acquisition	—	—	—	—	7,273	—	—	7,273
Balance at January 26, 2001	24,211	$24,211	(577)	$(13,307)	$228,103	$337,149	$ (6,121)	$570,035
Net income	—	—	—	—	—	44,065	—	44,065
Cash dividends—$.34 per share	—	—	—	—	—	(7,964)	—	(7,964)
Purchase of treasury stock	—	—	(395)	(7,537)	—	—	—	(7,537)
Shares issued under stock option and bonus plans	—	—	266	5,634	300	(1,726)	—	4,208
Purchase and retirement of common shares	(90)	(90)	—	—	(854)	(1,111)	—	(2,055)
Retirement of treasury stock	(343)	(343)	343	7,488	(3,160)	(3,985)	—	—
Issuance of restricted stock, net of cancellations	(3)	(3)	339	7,191	493	1,298	(9,498)	(519)
Amortization of unearned restricted stock	—	—	—	—	—	—	1,513	1,513
Cancellation of stock rights issued to bestroute.com	—	—	—	—	(7,273)	—	—	(7,273)
Balance at January 25, 2002	23,775	$23,775	(24)	$ (531)	$217,609	$367,726	$(14,106)	$594,473

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Years Ended		
	January 25, 2002	January 26, 2001	January 28, 2000
Cash Flows from Operating Activities:			
Net income	$ 44,065	$ 46,515	$ 65,871
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,093	32,551	29,808
Provision for doubtful accounts	11,065	10,626	4,064
Impairment of long-lived assets	734	15,557	—
Gain on sale of pool and spa business	—	(11,000)	—
Deferred income taxes	10,442	(7,766)	564
Other	372	3,968	(441)
Changes in assets and liabilities, net of businesses acquired or sold:			
Accounts receivable	50,087	(43,224)	(35,768)
Inventories	55,019	34,567	(67,594)
Other current assets	(11,953)	1,795	(11,588)
Other assets	(1,831)	(7,776)	(4,006)
Accounts payable	(39,555)	(23,926)	48,375
Accrued compensation and benefits	(921)	4,433	4,046
Other current liabilities	(4,326)	9,484	(50)
Other noncurrent liabilities	472	344	168
Net cash provided by operating activities	144,763	66,148	33,449
Cash Flows from Investing Activities:			
Capital expenditures	(16,850)	(23,871)	(30,740)
Proceeds from sale of property and equipment	8,673	1,772	4,892
Business acquisitions, net of cash	(32,007)	(34,086)	(88,905)
Purchase of bestroute.com stock rights	(7,273)	—	—
Proceeds from sale of pool and spa business	25,000	22,972	—
Investments in affiliated entities	—	(5,757)	(3,750)
Net cash used in investing activities	(22,457)	(38,970)	(118,503)
Cash Flows from Financing Activities:			
Net (payments) borrowings under short-term debt arrangements	(100,328)	(153,900)	132,797
Proceeds from issuance of long-term debt	—	150,000	—
Principal payments on other debt	(23,809)	(2,476)	(14,724)
Purchase of treasury shares	(7,537)	—	(21,229)
Dividends paid	(7,946)	(8,083)	(8,042)
Other	1,682	(270)	242
Net cash (used in) provided by financing activities	(137,938)	(14,729)	89,044
Net (Decrease) Increase in Cash and Cash Equivalents	(15,632)	12,449	3,990
Cash and Cash Equivalents, Beginning of Year	22,449	10,000	6,010
Cash and Cash Equivalents, End of Year	$ 6,817	$ 22,449	$ 10,000
Supplemental Disclosure of Cash Flows Information:			
Income taxes paid	$ 36,642	$ 36,601	$ 49,079
Interest paid	35,814	44,429	29,636
Property and equipment acquired with debt	6,946	—	—

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data)

Note 1–Description of Business and Summary of Significant Accounting Policies

Organization

Hughes Supply, Inc. and its subsidiaries (the "Company") is a diversified wholesale distributor of construction and industrial materials, equipment and supplies to commercial construction, residential construction, industrial and public infrastructure markets in North America. The Company distributes over 240,000 products, representing five major product categories, through 439 wholesale branches located in 34 states and Mexico. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility customers, property management companies, municipalities and industrial companies. Industrial companies include businesses in the petrochemical, food and beverage, pulp and paper, mining, pharmaceutical and marine industries.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated. Results of operations of companies acquired and accounted for using the purchase method of accounting are included from their respective dates of acquisition.

Fiscal Year

The Company's fiscal year ends on the last Friday in January. Fiscal years 2002, 2001 and 2000 each consisted of 52 weeks.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit worthiness. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy, etc.), or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a slowdown in the markets in which the Company operates may result in higher than expected uncollectible accounts, and therefore, the need to revise estimates for bad debts. Provision for doubtful accounts totaled $11,065, $10,626 and $4,064 in fiscal 2002, 2001 and 2000, respectively. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions for doubtful accounts.

Inventories

Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the average cost method. The Company evaluates its inventory value at the end of each quarter to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of a branch's physical inventory results over the last two years, a review of potential dead stock and an overall consolidated analysis of potential excess inventory items. An inventory provision is recorded monthly to provide for any potential write-downs of the Company's inventory to market value or for projected historical shortages. Periodically, the branch's perpetual inventory records are adjusted to reflect permanent declines in market value. At January 25, 2002 and January 26, 2001, inventory reserves totaled $9,849 and $10,379, respectively. To the extent historical physical inventory results are not indicative of future results and if unexpected future events impact, either favorably or unfavorably, the saleability of the Company's products, the Company's inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions.

Property and Equipment

Property and equipment are recorded at cost and depreciated using both straight-line and declining-balance methods based on the following estimated useful lives of the assets:

Buildings and improvements	5–40 years
Transportation equipment	2– 7 years
Furniture, fixtures and equipment	2–12 years

Maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful lives of assets are capitalized. Gains or losses are reflected in income upon disposition. Interest costs related to assets under construction are capitalized during the construction period. Depreciation of property and equipment totaled $18,073, $19,565 and $18,486 in fiscal 2002, 2001 and 2000, respectively.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions and is being amortized on a straight-line basis over periods ranging from 15 to 40 years. At January 25, 2002 and January 26, 2001, goodwill totaled $263,808 and $249,826, respectively, net of accumulated amortization of $40,296 and $31,821, respectively. Amortization of goodwill totaled $9,229, $9,295 and $7,797 in fiscal 2002, 2001 and 2000, respectively.

Other Assets

The Company capitalizes certain software development costs, which are being amortized on a straight-line basis over the estimated useful lives of the software, ranging from 3 to 7 years. At January 25, 2002 and January 26, 2001, capitalized software development costs totaled $9,775 and $8,680, respectively, net of accumulated amortization of $10,404 and $7,709, respectively. Amortization of capitalized software development costs totaled $3,595, $3,550 and $3,385 in fiscal 2002, 2001 and 2000, respectively.

Impairment of Long-Lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including goodwill, other intangible assets and property and equipment, relying on a number of factors, including operating results, business plans, economic projections and anticipated future cash flows. Impairment is assessed by evaluating the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized.

Self-Insurance

The Company is self-insured for certain losses relating to workers' compensation, automobile, general and product liability claims. The Company also maintains stop loss coverages to limit the exposure arising from such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Company's estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and the Company's historical loss development experience. To the extent the projected future development of the losses resulting from workers' compensation, automobile, general and product liability claims incurred as of January 25, 2002 differs from the actual development of such losses in future periods, the Company's insurance reserves could differ significantly, resulting in either higher or lower future insurance expense.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these instruments. The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

Effective in February 2001, the Company adopted Statement of Financial Accounting Standards ("FAS") 133, *Accounting for Derivative Instruments and Hedging Activities.* FAS 133 was amended by FAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities.* Both FAS 133 and FAS 138 require that an entity record all derivatives as either assets or liabilities in the consolidated balance sheets at fair value and measure those instruments at fair value and to reflect changes in fair value of those instruments as either components of comprehensive income or in net income depending on the types of instruments. The adoption of these standards did not have an impact on the Company's consolidated financial statements.

Revenue Recognition

The Company recognizes revenues from product sales when shipment occurs and title to the goods is passed to the customer.

Concentration of Credit Risk

The majority of the Company's sales are credit sales which are made primarily to customers whose ability to pay is dependent upon the economic strength of the construction industry in the areas where they operate. Concentration of credit risk with respect to trade accounts receivable is limited by the large number of customers comprising the Company's customer base and the fact that no one customer comprises more than 1% of annual net sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses.

Advertising

Advertising costs are charged to expense as incurred. Advertising expenses totaled $5,333, $6,482 and $6,471 in fiscal 2002, 2001 and 2000, respectively.

(in thousands, except share and per share data)

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $19,690, $24,445 and $18,857 in fiscal 2002, 2001 and 2000, respectively.

Income Taxes

Income taxes are recorded for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets.

Stock-Based Compensation

The Company measures compensation expense for employee and director stock options as the aggregate difference between the market and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Pro forma information relating to the fair value of stock-based compensation is presented in Note 9 to the consolidated financial statements.

Comprehensive Income

The Company does not have any significant components of comprehensive income.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to current year presentation. These reclassifications had no net impact on previously reported results of operations.

Recent Accounting Pronouncements

FAS 141, *Business Combinations,* and FAS 142, *Goodwill and Other Intangible Assets,* were issued in July 2001. FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. FAS 141 also specifies the criteria which must be met in order for certain acquired intangible assets to be recorded separately from goodwill. FAS 142 is effective for the Company beginning with the Company's first quarter of fiscal 2003. Under FAS 142, all of the Company's goodwill will no longer be amortized but rather will be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In fiscal 2002, amortization of goodwill totaled $9,229. This new approach requires the use of valuation techniques and methodologies significantly different than the present undiscounted cash flow policy being followed by the Company. In connection with the adoption of FAS 142, the Company's conclusions about the valuation and recoverability of goodwill may change. The new approach may result in impairment charges and reductions in the carrying amount of goodwill on the consolidated balance sheets upon adoption. Subsequent to the initial adoption of FAS 142, the Company may be subject to earnings volatility if additional goodwill impairment occurs at a future date. The Company is in the process of performing the goodwill evaluation required under FAS 142 and has not yet determined the impact that will result from adoption.

FAS 143, *Accounting for Asset Retirement Obligations,* was issued in June 2001. FAS 143, which is effective for the Company beginning in fiscal 2004, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect the adoption of FAS 143 to have a material impact on its consolidated financial statements.

FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* was issued in August 2001. FAS 144, which is effective beginning with the Company's first quarter of fiscal 2003, establishes a single accounting model for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company does not expect the adoption of FAS 144 to have a material impact on its consolidated financial statements.

Note 2—Business Combinations and Divestiture

In fiscal 2000, the Company invested $1,750 in bestroute.com ("bestroute"), an e-commerce company founded in 1999 to provide hard to find inventory items to wholesale distributors and end-users via the internet. During fiscal 2001, the Company was required to fund an additional $6,250 to bestroute as certain operating thresholds were met. In September 2000, the Company acquired the remaining 51.0% interest of bestroute in a transaction where the other members of bestroute received 723,183 stock rights of the Company. Under the terms of the agreement, the stock rights were exercisable by the holders on or after February 1, 2001 and granted the holders the right to convert their bestroute holdings into the Company's common stock. The agreement also provided a call provision under which the Company had the ability to call the stock rights in exchange for shares of the Company's common stock. The exercise of a portion of the stock rights issued was contingent upon bestroute meeting its operating plan and demonstrating continued viability as a business. In the fourth quarter of fiscal 2001, bestroute was not able to meet its operating plan and incurred operating losses of $2,136. These losses were attributed to bestroute's inability to gain market acceptance and generate revenues sufficient to cover its operating costs. As a result of these continued losses and viability concerns, the Company discontinued bestroute's operations and on March 2, 2001, the Company and the holders of the stock rights entered into an agreement to cancel 347,541 of the stock rights and redeem the remaining rights for $7,273 in cash.

During fiscal 2002, 2001 and 2000, the Company acquired several other wholesale distributors of materials to the construction and industrial markets that were accounted for as purchases. These acquisitions, individually and in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

The assets acquired and liabilities assumed for acquisitions recorded using the purchase method of accounting are summarized below:

	Fiscal Years Ended		
	2002	2001	2000
Fair value of:			
Assets acquired	$ 47,976	$ 58,182	$125,536
Liabilities assumed	(16,635)	(12,466)	(37,510)
Purchase price	$ 31,341	$ 45,716	$ 88,026

Consideration in fiscal 2001 for bestroute included 723,183 stock rights with a fair value of $7,273. There was no stock consideration issued during fiscal 2002 and 2000.

In January 2001, the Company completed the sale of the assets of its pool and spa business for $47,972 subject to working capital adjustments. The Company received cash proceeds of $22,972 with the remaining $25,000 of the consideration in the form of a short-term note receivable. The note receivable bore interest at a fixed rate of 7.0% and was fully collected in fiscal 2002. In fiscal 2001, the Company recorded a pre-tax gain of $11,000 in connection with the sale. The pool and spa business was engaged in the wholesale distribution of swimming pool and spa equipment and supplies. Net sales and income before income taxes for the pool and spa business were approximately $144,000 and $8,800, respectively, in fiscal 2001.

Note 3–Impairment of Long-Lived Assets

In the fourth quarter of fiscal 2002, the Company recorded an impairment loss of $734 related to goodwill on one entity in its Plumbing/HVAC operations.

In fiscal 2001, the Company experienced continued operating losses in its e-commerce ventures and international operations. As a result of these losses and based on an analysis of future profitability and anticipated customer demand for these businesses, the Company recorded an impairment charge totaling $15,557 relating to the write-down of long-lived assets. This charge included the write-off of goodwill and other assets totaling $12,924 related to the Company's e-commerce investments, and a charge totaling $2,633 primarily related to the write-off of goodwill in the Company's international operations.

Note 4–Property and Equipment

Property and equipment consist of the following:

	2002	2001
Land	$ 34,735	$ 34,784
Buildings and improvements	116,595	115,568
Transportation equipment	20,611	31,446
Furniture, fixtures and equipment	71,743	69,991
Construction in progress	10,306	3,476
	253,990	255,265
Less accumulated depreciation	(108,288)	(103,186)
	$ 145,702	$ 152,079

(in thousands, except share and per share data)

Note 5–Long-Term Debt

Long-term debt consists of the following:

	2002	2001
8.27% senior notes, due 2003	$ 19,000	$ 19,000
8.27% senior notes, due 2005	22,400	28,000
8.42% senior notes, due 2007	103,000	103,000
7.96% senior notes, due 2011	88,666	98,000
7.14% senior notes, due 2012	40,000	40,000
7.19% senior notes, due 2012	40,000	40,000
6.74% senior notes, due 2013	50,000	50,000
Unsecured bank notes under $275,000 revolving credit agreement, payable January 25, 2004, (interest rate of 2.3% at January 25, 2002)	16,142	79,000
Commercial paper	36,409	74,101
Other notes payable (varying interest rates of 2.8% to 9.8% at January 25, 2002 with due dates from 2002 to 2016)	7,229	341
	422,846	531,442
Less current portion	(19,175)	(15,274)
	$ 403,671	$ 516,168

On January 15, 2002, the Company's line of credit agreement was amended to decrease borrowing capacity from $75,000 to $36,250. The Company's current borrowing capacity under its revolving credit agreement and its line of credit agreement (the "credit agreement") totaled $311,250 (subject to borrowing limitations under the credit agreement)—$275,000 under its revolving credit agreement as long-term debt due January 25, 2004 and $36,250 under its line of credit agreement, as amended, which matures on July 31, 2002. Under the credit agreement, interest is payable at market rates plus applicable margins. Facility fees of .25% and .225% are paid on the total of the revolving credit agreement and line of credit agreement, respectively.

The Company has two short-term lines of credit with an aggregate borrowing capacity of $25,000. On June 30, 2001, these lines of credit were amended to extend the maturity dates to June 30, 2002. At January 25, 2002, approximately $222 was outstanding under these lines of credit. There were no amounts outstanding at January 26, 2001.

On June 22, 2001, the Company entered into an agreement ("lease facility agreement") with Atlantic Financial Group, Ltd. ("AFG"), certain financial parties as lenders and SunTrust Bank as agent ("SunTrust") in which AFG and SunTrust agreed to fund up to $40,000 for the acquisition and development of real property projects chosen by the Company, including up to $25,000 for the Company's new corporate headquarters building in Orlando, Florida ("Orlando property") which is expected to cost approximately $23,000. Also on June 22, 2001, the Company entered into an agreement with AFG, certain financial parties as lenders and SunTrust as agent for the construction of a new warehouse in Miami, Florida ("Miami property"). Pursuant to this agreement, AFG and SunTrust agreed to fund up to $15,000 for the construction of this facility, which is expected to cost approximately $13,000.

Orlando Property

Under the terms of the loan agreement ("Orlando loan agreement") between AFG and SunTrust for the Orlando property, AFG was required to fund the lease facility through a nominal equity investment, with the remainder funded through non-recourse borrowings from SunTrust. Concurrent with the execution of the Orlando loan agreement, the Company executed a master lease agreement ("Orlando lease agreement") with AFG under which the Company will lease the Orlando property for a five-year term, including the construction period and a lease period. The Orlando lease agreement requires interest only payments that begin at the earlier of the completion of construction, which is expected in September 2003, or eighteen months following the acquisition of the Orlando property, which is expected to occur in April 2002. Payments are interest only at LIBOR rates plus applicable credit spreads (currently estimated to be 150 basis points). Although AFG has partially funded the lease facility through equity contributions, AFG does not have sufficient residual equity at risk. Accordingly, the Company has included the assets and liabilities related to AFG's Orlando loan agreement in the consolidated balance sheet at January 25, 2002. The outstanding borrowings and related assets of approximately $1,130 are reflected in long-term debt and construction in progress. At the end of the lease term, the Company has the option to renew the lease for up to two additional five-year periods, or to purchase the building for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the building, the Company may elect to remarket the property and arrange the sale of the building to a third party. Under the remarketing option, the Company has guaranteed approximately 85% of the total original cost as the residual fair value of the building.

Miami Property

Under the terms of the loan agreement ("Miami loan agreement") between AFG and SunTrust for the Miami property, AFG was required to fund the Miami property through an equity investment of approximately 20% with the remainder funded through non-recourse borrowings from SunTrust. Concurrent with the execution of the Miami loan agreement, the Company executed a master lease agreement (the "Miami lease agreement") with AFG. Under the terms of the Miami lease agreement, the Company will lease the Miami property with rent payments scheduled to begin in January 2003. Rent payments for the first four years are interest only at a rate based on LIBOR plus applicable credit spreads (currently estimated to be 150 basis points). Beginning in the fifth year, rents are re-amortized and rates for the remainder of the term increase to 12.5% plus applicable consumer price index adjustments. During the first four years of the Miami lease agreement, the Company may elect to purchase the property for the existing lease balance or convert it into the Company's lease facility agreement referenced above. Although AFG has sufficient equity at risk with respect to the Miami property, the assets and liabilities related to AFG's Miami loan agreement have been included in the consolidated balance sheet at January 25, 2002 based on the required consolidation of the assets and liabilities related to AFG's lease facility referenced above. The outstanding borrowings and related assets of approximately $5,459 are reflected in long-term debt and construction in progress.

On December 21, 2000, the Company issued $150,000 of senior notes in a private placement. Of the total $150,000 of senior notes, $103,000 bears interest at 8.42% and are payable in five annual principal payments beginning November 30, 2003. The remaining $19,000 and $28,000 of senior notes bear interest at 8.27% and are payable in one annual principal payment on November 30, 2003 and five annual principal payments beginning November 30, 2001, respectively. During fiscal 2002, the Company paid $5,600 on these senior notes. Proceeds from the sale of the senior notes were used to reduce indebtedness under the Company's credit agreement.

The Company has a commercial paper program backed by its line of credit agreement. The weighted-average interest rate on outstanding commercial paper borrowings of $36,409 and $74,101 as of January 25, 2002 and January 26, 2001 was 2.9% and 6.7%, respectively. The Company has the ability and intent to refinance short-term borrowings on a long-term basis. Accordingly, all of the commercial paper borrowings at January 25, 2002 and January 26, 2001 have been classified as long-term debt.

The Company's debt agreements contain covenants that require the Company, among other things, to maintain certain financial ratios and minimum net worth levels. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $160,547 was available at January 25, 2002 for payment of dividends.

Maturities of long-term debt for each of the five years subsequent to January 25, 2002 and in the aggregate are as follows:

Fiscal Years Ending	
2003	$ 19,175
2004	115,777
2005	44,191
2006	44,105
2007	38,505
Thereafter	161,093
	$422,846

The fair values of long-term debt approximated $431,870 and $539,287 and the related carrying values were $422,846 and $531,442 at January 25, 2002 and January 26, 2001, respectively.

Note 6–Income Taxes

The consolidated provision for income taxes consists of the following:

	Fiscal Years Ended		
	2002	2001	2000
Currently payable:			
Federal	$17,811	$37,515	$36,763
State	2,321	4,315	5,553
	20,132	41,830	42,316
Deferred:			
Federal	10,998	(7,007)	1,241
State	(509)	(661)	174
	10,489	(7,668)	1,415
	$30,621	$34,162	$43,731

(in thousands, except share and per share data)

The following is a reconciliation of tax computed at the statutory federal rate to the income tax expense in the consolidated statements of income:

	Fiscal Years Ended					
	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Tax computed at statutory federal rate	$26,140	35.0%	$28,237	35.0%	$38,361	35.0%
Effect of:						
State and local income tax, net of federal income tax benefit	1,509	2.0	2,377	2.9	3,722	3.4
Nondeductible expenses	2,336	3.1	3,548	4.4	2,740	2.5
Other, net	636	0.9	—	—	(1,092)	(1.0)
	$30,621	41.0%	$34,162	42.3%	$43,731	39.9%

The components of deferred tax assets and liabilities at January 25, 2002 and January 26, 2001 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts	$ 2,016	$ 2,339
Inventories	5,621	5,144
Property and equipment	700	—
Accrued vacation	2,481	2,230
Other accrued liabilities	2,843	7,549
State net operating losses	2,086	1,166
Deferred compensation	3,498	4,011
Other	—	3,692
Gross deferred tax assets	19,245	26,131
Valuation allowance	(72)	(698)
Total deferred tax assets	19,173	25,433
Deferred tax liabilities:		
Capitalized software development costs	2,793	3,717
Goodwill and intangible assets	7,165	5,559
Deferred gain and prepaid expenses	7,554	3,466
Property and equipment	—	871
Other	113	—
Total deferred tax liabilities	17,625	13,613
Net deferred tax assets	$ 1,548	$11,820

At January 25, 2002, the Company had state net operating loss carryforwards of $2,086, which expire between 2006 and 2022. A valuation allowance has been provided on certain of the state net operating losses at January 25, 2002 as full realization of these assets is not considered more likely than not.

Note 7–Employee Benefit Plans

Profit Sharing Plan

The Company has a 401(k) profit sharing plan, which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. Prior to August 1, 1999, employee contributions of not less than 2% to not more than 3% of each eligible employee's compensation were matched (in cash or stock) 50% by the Company. The maximum percentage of each eligible employee's contribution to be matched by the Company was increased from 3% to 4% on August 1, 1999, from 4% to 5% on February 1, 2000, and from 5% to 6% on February 1, 2001. Additional annual contributions may be made at the discretion of the Board of Directors. Amounts charged to expense for this plan totaled $5,004, $4,294 and $2,883 in fiscal 2002, 2001 and 2000, respectively.

Bonus Plans

The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key officers and employees. Amounts charged to expense for bonuses to executive officers totaled $1,285, $1,410 and $1,914 in fiscal 2002, 2001 and 2000, respectively.

Supplemental Executive Retirement Plan

The Company has a defined benefit retirement plan, which provides supplemental benefits for certain key executive officers, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded separately from the Company's general assets. At January 25, 2002, the liability under the plan, as determined in accordance with FAS 87, *Employers' Accounting for Pensions*, was $4,649. At January 26, 2001, the liability was $4,110. The liability in each year is recorded in other noncurrent liabilities. Amounts charged to expense under the plan totaled $539, $663 and $543 in fiscal 2002, 2001 and 2000, respectively.

Note 8–Commitments and Contingencies

Lease Commitments

The Company occupies certain properties and operates certain equipment and vehicles under leases that expire at various dates through the year 2011. Rent expense under these leases totaled

$51,649, $51,073 and $42,792 in fiscal 2002, 2001 and 2000, respectively.

The Company leases several buildings and properties from certain related parties, including the Company's chairman and chief executive officer, two members of the Board of Directors, and an executive officer. The leases generally provide that all expenses related to the properties are to be paid by the Company. Rents paid under these leases totaled $2,063, $1,945 and $1,841 in fiscal 2002, 2001 and 2000, respectively.

Aggregate minimum annual rental payments, under non-cancelable operating leases, including those discussed above, as of January 25, 2002 are as follows:

Fiscal Years Ending	
2003	$ 42,632
2004	32,467
2005	25,554
2006	17,322
2007	9,239
Thereafter	12,710
	$139,924

Guarantee of Affiliate

The Company has provided a financial guarantee totaling $1,470 at January 25, 2002 related to a construction loan for its equity investment.

Legal Matters

The Company is involved in various legal proceedings arising in the normal course of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations, cash flows or financial position.

Note 9–Stock Option Plans

Stock Plans

The Company's two active stock plans include the 1997 Executive Stock Plan (the "1997 Stock Plan") and the Directors' Stock Option Plan. These stock plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 2,052,500 shares of common stock, including 1,750,000 shares to key employees and 302,500 shares to directors. Under these plans, options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time until December 31, 2006 with respect to the 1997 Stock Plan or May 24, 2003 with respect to the Directors' Stock Option Plan. An option becomes exercisable at such times and in such installments as set forth by the compensation committee of the Board of Directors (the "compensation committee") or by the Directors' Stock Option Plan. Under the 1997 Stock Plan, the Company can grant up to 875,000 shares of the authorized options as restricted stock to certain key employees. These shares are subject to certain transfer restrictions, and vesting may be dependent upon continued employment, the satisfaction of performance objectives, or both.

During fiscal 2002, the Company granted certain key executives 410,000 restricted shares in accordance with a stock performance award under the 1997 Stock Plan. The shares were awarded in five separate tranches as the Company's stock price achieved certain levels as determined by the compensation committee. At January 25, 2002, all such stock price achievement levels had been met. The shares vest five years from the award date, and are subject to certain other vesting and forfeiture provisions contained in the 1997 Stock Plan. The market value of the restricted shares was $10,735 at the date of the grant and was recorded as unearned compensation, a component of shareholders' equity. This amount is being charged to expense over the respective vesting period and totaled $749 in fiscal 2002.

During fiscal 2002 and 2000, the Company granted certain employees 11,000 and 261,921 shares of restricted stock, with market values at the date of grant of $319 and $6,415, respectively. There were no restricted stock grants made to employees during fiscal 2001. In fiscal 2002, 2001 and 2000, the Company also cancelled 84,709, 6,000 and 2,400, respectively, of the restricted shares granted, with market values at the date of grant of $1,545, $141 and $77, respectively, according to the provisions of the grant. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the respective vesting periods. In fiscal 2002, 2001 and 2000, this expense totaled $764, $1,542 and $1,055, respectively.

The 1997 Stock Plan also permits the granting of stock appreciation rights ("SARs") to holders of options. Such rights permit the option holder to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price

(in thousands, except share and per share data)

for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 25, 2002.

Stock Options

Stock option activity and information about the Company's stock options for the 1997 Stock Plan and the Directors' Stock Plan are as follows:

	Shares Subject To Option	Weighted-Average Option Price
Under option, January 29, 1999		
(435,810 shares exercisable)	756,010	$21.55
Granted	40,500	24.93
Exercised	(51,900)	11.89
Cancelled	(11,463)	28.24
Under option, January 28, 2000		
(426,947 shares exercisable)	733,147	22.32
Granted	502,000	18.75
Exercised	(83,420)	8.62
Cancelled	(27,838)	24.72
Under option, January 26, 2001		
(1,098,789 shares exercisable)	1,123,889	21.21
Granted	167,500	20.71
Exercised	(255,425)	14.63
Cancelled	(80,600)	26.91
Under option, January 25, 2002		
(695,664 shares exercisable)	955,364	$22.40

There were 319,398 shares available for the granting of stock options and restricted shares at January 25, 2002. Outstanding options at January 25, 2002 have expiration dates ranging from August 17, 2004 to November 15, 2011.

The following table summarizes information about stock options outstanding at January 25, 2002:

Range of Exercise Prices	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
$12.83–$15.35	84,500	$13.99	5
16.00– 18.75	466,250	17.41	8
21.00– 25.67	152,639	22.81	9
26.30– 35.63	251,975	33.28	6
$12.83–$35.63	955,364	$22.16	7

Stock-Based Compensation

The Company accounts for its stock option plans using the intrinsic value based method of accounting, under which no compensation expense has been recognized for stock option awards granted at fair market value. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Fiscal Years Ended		
	2002	2001	2000
Net income:			
As reported	$44,065	$46,515	$65,871
Pro forma	43,485	43,163	64,770
Earnings per share:			
As reported—basic	$ 1.90	$ 2.00	$ 2.82
Pro forma—basic	1.88	1.86	2.77
As reported—diluted	$ 1.88	$ 1.97	$ 2.80
Pro forma—diluted	1.86	1.83	2.75

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yields of 1.5%, 1.3% and 1.3% for fiscal 2002, 2001 and 2000, respectively; expected volatility of 38.3%, 36.0% and 35.0% for fiscal 2002, 2001 and 2000, respectively; risk-free interest rates of 4.7%, 6.7% and 6.7% for fiscal 2002, 2001 and 2000, respectively; and expected lives of 8 years for fiscal 2002, 2001 and 2000. The weighted-average fair value of options granted during the year was $9.16, $8.77 and $11.48 in fiscal 2002, 2001 and 2000, respectively. The pro forma calculations do not include the effects of options granted prior to fiscal 1996. Accordingly, the impact is not necessarily indicative of the effects on reported net income in future years.

Note 10–Capital Stock

Treasury Stock

On March 15, 1999, the Company's Board of Directors authorized the Company to repurchase up to 2,500,000 shares of its outstanding common stock to be used for general corporate purposes. Since March 15, 1999, the Company has repurchased 1,315,800 shares at an average price of $21.86 per share, of which 394,700 shares at an average price of $19.10 per share were repurchased in fiscal 2002, and 921,100 shares at an average price of $23.05 per share were repurchased in fiscal 2000. No shares were repurchased in fiscal 2001.

Preferred Stock

The Company's Board of Directors established Series A Junior Participating Preferred Stock ("Series A Stock") consisting of 75,000 shares. Each share of Series A Stock will be entitled to 1,000 votes on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.00 per share or 1,000 times the aggregate per share amount of the dividend declared on common stock in the related quarter. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $1,000 per share plus any accrued and unpaid dividends or 1,000 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company one one-thousandth of a share (a "unit") of Series A Stock at a purchase price of $200 per unit. The rights generally become exercisable if a person or group acquires 15% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 15% or more of the Company's common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. In general, the rights may be redeemed by the Company at $.01 per right at any time prior to the later of (a) ten days after 20% or more of the Company's stock is acquired by a person or group and (b) the first date of a public announcement that a person or group has acquired 15% or more of the Company's stock. The rights expire on June 2, 2008 unless terminated earlier in accordance with the shareholder rights plan.

Note 11–Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share includes the additional dilutive effect of the Company's potential common shares, which includes certain employee and director stock options, unvested shares of restricted stock and stock rights issued in connection with the bestroute acquisition in fiscal 2001.

The following summarizes the incremental shares from these potentially dilutive common shares, calculated using the treasury method, as included in the calculation of diluted weighted-average shares:

	Fiscal Years Ended		
	2002	2001	2000
Basic weighted-average number of shares	23,175,025	23,238,025	23,398,204
Incremental shares resulting from:			
Stock options	96,062	56,244	108,142
Restricted stock	84,986	47,363	40,272
Stock rights issued in connection with the bestroute acquisition	67,550	242,386	—
Diluted weighted-average number of shares	23,423,623	23,584,018	23,546,618

Options to purchase 362,114, 1,166,490 and 544,802 shares of common stock at average exercise prices of approximately $32.10, $23.77 and $29.83 were not included in the computation of diluted earnings per share for fiscal 2002, 2001 and 2000, respectively, because their effect would have been anti-dilutive.

Note 12–Segment Information

The Company's operations are organized on a product basis into five stand-alone Groups: Electrical; Plumbing/HVAC; Industrial; Building Materials; and Water & Sewer. The Electrical Group includes the Company's electrical and electric utility products; the Plumbing/HVAC Group includes the Company's plumbing/HVAC products and its international business; the Industrial Group includes the Company's industrial pipe, valves and fittings products; the Building Materials Group includes the Company's building materials products and maintenance supplies; and the Water & Sewer Group includes the Company's water and sewer, fire protection and concrete products. The "Corporate & Other" category includes corporate level expenses not allocated to the Company's operating Groups along with revenues and expenses for bestroute. This is the basis management uses for making operating decisions and assessing performance and is on a basis consistent with how business activities are reported internally to management.

Intersegment sales are excluded from net sales presented for each Group. Income before income taxes includes certain corporate expense allocations for employee benefits, interest expense, corporate capital charges, and property/casualty insurance. These allocations are based on consumption or at a standard rate determined by management.

(in thousands, except share and per share data)

In connection with the Company's reorganization at the beginning of fiscal 2001, certain administrative groups and assets were realigned on a Group basis. Additionally, in 2001, the Company changed its method of allocating certain costs (e.g., interest expense, rent expense, corporate capital charges, and depreciation and amortization, etc.) to the Groups, which has also impacted the comparability of prior year information. Accordingly, comparative financial information for fiscal 2000 has only been presented for net sales and gross profit, which were not impacted by the allocation method changes. In fiscal 2002, various functions previously performed on a decentralized basis, including accounting and credit, are now performed at the Corporate level. As a result of this change, in fiscal 2001, operating expenses totaling $17,180 have been reclassified from the operating Groups to Corporate.

The following table presents net sales and other financial information by Group for fiscal 2002 and 2001. When comparable, information for fiscal 2000 has also been presented.

	Electrical	Plumbing/ HVAC[1]	Industrial	Building Materials[1]	Water & Sewer	Corporate & Other	Total
Net sales							
2002	$575,460	$ 900,996	$330,375	$293,348	$937,446	$ 83	$3,037,708
2001	606,268	1,045,997	315,315	409,684	932,870	29	3,310,163
2000	576,739	992,522	299,590	388,169	737,857	—	2,994,877
Gross profit							
2002	$111,222	$ 213,003	$ 82,823	$ 89,663	$197,700	$ (491)	$ 693,920
2001	117,263	236,229	82,463	118,045	190,384	(927)	743,457
2000	105,492	242,055	69,668	102,938	154,120	—	674,273
Depreciation and amortization							
2002	$ 2,510	$ 6,940	$ 2,752	$ 3,320	$ 8,492	$ 7,079	$ 31,093
2001	2,416	7,592	2,876	4,033	7,650	7,984	32,551
Provision for doubtful accounts							
2002	$ 659	$ 6,281	$ 255	$ 87	$ 3,384	$ 399	$ 11,065
2001	1,185	5,145	356	733	2,839	368	10,626
Impairment of long-lived assets							
2002	$ —	$ 734	$ —	$ —	$ —	$ —	$ 734
2001	—	2,217	—	—	416	12,924	15,557
Interest and other income							
2002	$ 1,154	$ 3,095	$ 142	$ 1,127	$ 3,647	$ 1,381	$ 10,546
2001	1,357	3,596	355	1,982	3,727	(3,541)	7,476
Interest expense							
2002	$ 872	$ 6,941	$ 9,181	$ 3,194	$ 15,757	$ —	$ 35,945
2001	2,926	9,891	10,170	5,678	14,623	—	43,288
Gain on sale of pool and spa business							
2001	$ —	$ —	$ —	$ 11,000	$ —	$ —	$ 11,000
Income (loss) before income taxes							
2002	$ 27,523	$ 11,210	$ 20,023	$ 15,397	$ 41,662	$(41,129)	$ 74,686
2001	28,940	8,240	20,393	27,084	44,294	(48,274)	80,677

(1) Results of operations for the pool and spa business, which was sold in January 2001, were included in the Plumbing/HVAC and Building Materials Groups in fiscal 2001 and 2000. In addition, prior year amounts have been restated to reflect the transfer of branches between the Plumbing/HVAC and Building Materials Groups, which resulted from the sale of the pool and spa business.

The following table includes the Company's investment in accounts receivable, less allowance for doubtful accounts, and inventories, for each Group at January 25, 2002 and January 26, 2001:

	2002			2001		
	Accounts Receivable	Inventories	Group Assets	Accounts Receivable	Inventories	Group Assets
Electrical	$ 71,436	$ 48,527	$ 119,963	$ 82,883	$ 59,170	$ 142,053
Plumbing/HVAC	98,178	129,163	227,341	127,265	149,170	276,435
Industrial	42,971	103,663	146,634	42,734	111,355	154,089
Building Materials	31,556	27,881	59,437	35,253	36,144	71,397
Water & Sewer	143,812	87,207	231,019	147,465	82,729	230,194
Corporate & Other	—	—	—	7	3,221	3,228
	$387,953	$396,441	784,394	$435,607	$441,789	877,396
Cash and cash equivalents			6,817			22,449
Deferred income taxes			15,420			18,524
Other current assets			56,809			68,940
Property and equipment			145,702			152,079
Goodwill			263,808			249,826
Other assets			20,312			17,481
Total assets			$1,293,262			$1,406,695

Note 13–Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited results of operations for each quarter in fiscal 2002 and 2001:

	First	Second	Third	Fourth	Full Year
Fiscal 2002					
Net sales	$775,149	$806,317	$790,042	$666,200	$3,037,708
Gross profit	174,882	179,803	181,788	157,447	693,920
Net income	6,417	14,667	17,742	5,239	44,065
Earnings per share:					
Basic	$ .28	$ .63	$ .77	$ .23	$ 1.90
Diluted	.27	.63	.76	.22	1.88
Average shares outstanding (in thousands):					
Basic	23,297	23,170	23,145	23,089	23,175
Diluted	23,603	23,270	23,356	23,395	23,424
Market price per share:					
High	$ 18.78	$ 26.30	$ 27.35	$ 31.62	$ 31.62
Low	13.44	15.12	19.55	23.24	13.44
Dividends per share	$ .085	$ .085	$ .085	$ .085	$ .34
Fiscal 2001					
Net sales	$831,171	$874,056	$863,283	$741,653	$3,310,163
Gross profit	184,885	198,232	196,290	164,050	743,457
Net income (loss)	14,428	22,347	18,842	(9,102)	46,515
Earnings (loss) per share:					
Basic	$ .62	$ .96	$ .80	$ (.39)	$ 2.00
Diluted	.62	.96	.80	(.39)	1.97
Average shares outstanding (in thousands):					
Basic	23,223	23,236	23,511	23,258	23,238
Diluted	23,229	23,333	23,617	23,258	23,584
Market price per share:					
High	$ 18.75	$ 20.56	$ 21.30	$ 18.75	$ 21.30
Low	15.13	15.00	16.18	14.41	14.41
Dividends per share	$ .085	$ .085	$ .085	$ .085	$ .34

During the fourth quarter of fiscal 2001, the Company recorded a charge totaling $15,557 for the impairment of long-lived assets, principally related to the discontinued operations of bestroute and another e-commerce venture and the write-off of goodwill for its international operations. Due to an economic slowdown which affected the Company's primary markets during late fiscal 2001, the Company determined that an increase in the provision for doubtful accounts was necessary. During the fourth quarter of fiscal 2001, the Company recorded a charge of $5,116 to reflect the estimated bad debts at January 26, 2001. Partially offsetting these charges is a gain of $11,000 recorded on the sale of the Company's pool and spa business in January 2001.

Report of Independent Certified Public Accountants

To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 25, 2002 and January 26, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 25, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Orlando, Florida
March 14, 2002

Management's Responsibility for Financial Statements

The consolidated financial statements and related information included in this Annual Report were prepared in conformity with generally accepted accounting principles. Management is responsible for the integrity of the financial statements and for the related information. Management has included in the Company's consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances. The responsibility of the Company's independent accountants is to express an opinion on the fairness of the consolidated financial statements. Their opinion is based on an audit conducted in accordance with generally accepted auditing standards as further described in their report.

The Audit Committee of the Board of Directors is composed of three non-management directors. The Committee meets periodically with financial management, internal auditors and the independent accountants to review internal accounting control, auditing and financial reporting matters.

The following is a discussion and analysis of certain significant factors, which have affected the financial condition of Hughes Supply, Inc. and its subsidiaries (the "Company") as of January 25, 2002, and the results of operations for fiscal 2002 and 2001. This information should be read in conjunction with the Company's consolidated financial information provided on pages 10 to 26 of this Annual Report.

Forward-Looking Statements

Certain statements set forth in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by such sections. When used in this report, the words "believe," "anticipate," "estimate," "expect," "may," "will," "should," "plan," "intend," "potential," "predict," "forecast" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results or events may differ significantly from those indicated in such forward-looking statements as a result of various important factors. These factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable vendor arrangements and relationships, competitive product and pricing pressures, commodity price fluctuations as well as other risks and uncertainties that may be described in the Company's Annual Report on Form 10-K and/or other filings with the Securities and Exchange Commission. The Company assumes no obligation to publicly update or revise its forward-looking statements.

Organization

The Company is a diversified wholesale distributor of construction and industrial materials, equipment and supplies to commercial construction, residential construction, industrial and public infrastructure markets in North America. Operating in 34 states and Mexico, the Company distributes over 240,000 products through its 439 wholesale branches.

The Company's operations are managed in five strategic business units ("Groups"), which are built around five broad product categories. These Groups represent the Company's reportable segments and are: Electrical; Plumbing/HVAC; Industrial; Building Materials; and Water & Sewer. The Corporate & Other category includes corporate level expenses not allocated to the Company's operating Groups along with revenues and expenses for the Company's e-commerce venture.

Results of Operations

Net Sales

Comparable Branch Sales Methodology

In the fourth quarter of fiscal 2002, the Company adopted a new comparable branch sales methodology, which differs from its previous same-store methodology. Historically, the Company calculated and disclosed same-store sales, which included (a) branches open for all fiscal years presented, (b) branches newly-opened and operating in an existing market of the Company in the current or prior fiscal years and (c) branches closed where other branches were going to maintain the existing market. Same-store sales also included activity associated with splitting a branch between two Groups and from combining two branches in the same market place. Under the new methodology, comparable branch sales will exclude sales related to (a) acquired and newly-opened branches until operating results are included in the consolidated financial statements for all periods in the current and prior fiscal years, (b) branch combinations and splits unless within the same Group and physical location and (c) closed and divested branches until operating results have been excluded for all fiscal years presented. All prior year amounts have been restated to reflect the change in methodology.

Consolidated Net Sales and Comparable Branch Sales Discussion

In fiscal 2002, net sales for the Company were $3.0 billion, an 8% decrease from fiscal 2001 net sales of $3.3 billion. Approximately $156.3 million of the decrease was attributable to a 5% comparable branch sales decline from fiscal 2001. The comparable branch sales decrease was primarily driven by a general slowdown in the economy in fiscal 2002, combined with deflationary pricing pressure in stainless steel, nickel alloy, PVC and certain other commodity-based products. An additional $144.0 million of the overall net sales decrease was due to the divestiture of the Company's pool and spa business in January 2001. Of the total $144.0 million net sales decrease, approximately $27.9 million and $116.1 million related to the Plumbing/HVAC and Building Materials Groups, respectively. The remaining net sales decrease of approximately $55.5 million resulted from combining and closing of certain non-performing branches and elimination or consolidation of customers and services. During fiscal 2002, the Company closed or decided to close 43 under-performing branches. The above net sales decreases were partially offset by acquired and newly-opened branches, which had net sales of $83.3 million in fiscal 2002.

In fiscal 2001, consolidated net sales were $3.3 billion, an 11% increase over fiscal 2000 net sales of $3.0 billion. Approximately $309.5 million of the increase was attributable to a 12% comparable branch sales increase with the remainder of the increase attributable to acquired and newly-opened branches. The 2001 comparable branch sales increase was primarily attributable to increased infrastructure spending by municipalities in the Water & Sewer Group, favorable commodity pricing in stainless steel and nickel alloy products, and increased market penetration in the Building Materials Group.

Consolidated and comparable branch net sales by Group were as follows (in thousands):

	Consolidated Net Sales			Comparable Branch Sales(1)		
	2002	2001	2000	2002	2001	2000
Electrical	$ 575,460	$ 606,268	$ 576,739	$ 557,898	$ 595,924	$ 564,932
Plumbing/HVAC(2)	900,996	1,045,997	992,522	809,863	876,766	816,634
Industrial	330,375	315,315	299,590	327,092	306,517	288,860
Building Materials(2)	293,348	409,684	388,169	265,591	272,861	257,195
Water & Sewer	937,446	932,870	737,857	848,296	912,949	727,848
Corporate & Other	83	29	—	—	—	—
	$3,037,708	$3,310,163	$2,994,877	$2,808,740	$2,965,017	$2,655,469

(1) Prior year amounts have been restated to conform with the new comparable branch sales methodology as discussed above.

(2) Results of operations for the pool and spa business, which was sold in January 2001, were included in the Plumbing/HVAC and Building Materials Groups in fiscal 2001 and 2000. In addition, prior year amounts have been restated to reflect the transfer of branches between the Plumbing/HVAC and Building Materials Groups, which resulted from the sale of the pool and spa business.

The following sets forth factors impacting comparable branch sales for the Company's operating Groups:

Electrical

In fiscal 2002, comparable branch sales for the Electrical Group decreased $38.0 million or 6%. The decrease was primarily due to softening prices of certain commodity driven items coupled with an overall weakness in the electrical construction market as a result of a general slowdown in the U.S. economy. This Group supplied materials for several large infrastructure projects in fiscal 2001 with no corresponding activity in fiscal 2002. These decreases were partially offset by strong commercial activity in the Southwestern U.S. market and increased sales of utility products in the Midwestern U.S. market.

In fiscal 2001, comparable branch sales were $595.9 million, a $31.0 million or 5% increase from fiscal 2000. The increase was primarily due to commercial construction activity related to several large infrastructure projects.

Plumbing/HVAC

In fiscal 2002, comparable branch sales for the Plumbing/HVAC Group declined $66.9 million or 8%. The overall comparable branch sales decline was primarily due to a slowdown in the commercial construction markets in the Western U.S. Sales performance was further impacted by a slowdown in international business resulting from the completion of a large oil and gas pipeline project in fiscal 2001 with no corresponding activity in fiscal 2002. Net sales for the Company's international business decreased $20.0 million compared to fiscal 2001.

In fiscal 2001, comparable branch sales were $876.8 million, a $60.1 million or 7% increase from fiscal 2000. The growth in comparable branch sales resulted from improved strength of the construction market.

Industrial

In fiscal 2002, comparable branch sales for the Industrial Group increased $20.6 million or 7% as a result of strong sales to customers in the chemical, petrochemical, power generation and gas utility industries. Comparable branch sales were also favorably impacted by several large petrochemical plant rehabilitation and energy and power plant installation projects. The increase was partially offset by declining prices for certain commodity-based products, including stainless steel and nickel alloy products. In recent months, the Company has been informed of several large power generation projects which have been postponed. These postponements are expected to reduce sales levels in the near term.

In fiscal 2001, comparable branch sales were $306.5 million, a $17.7 million or 6% increase from fiscal 2000. The increase was the result of commodity price increases in stainless steel and nickel alloy products. Fiscal 2000 was negatively impacted by declines in such commodity-based products.

Building Materials

In fiscal 2002, comparable branch sales for the Building Materials Group decreased $7.3 million or 3%. This decrease was primarily attributable to sales of complementary building materials products that were lost as a result of the divestiture of the pool and spa business.

In fiscal 2001, comparable branch sales were $272.9 million, a $15.7 million or 6% increase from fiscal 2000. The increase was primarily due to improved market penetration in pool and spa products, demand for construction rental materials, and expansion of appliance product lines in the maintenance supply branches.

Water & Sewer

Overall sales for the Water & Sewer Group were flat in fiscal 2002 when compared to fiscal 2001, while comparable branch sales declined $64.7 million or 7%. The comparable branch sales decrease was primarily attributable to (a) the completion of several large infrastructure projects for municipalities in fiscal 2001 which did not recur in fiscal 2002 and (b) declining commodity prices for certain PVC and domestic steel products. The comparable branch sales decline was offset by sales from an acquisition completed in the spring of fiscal 2002.

In fiscal 2001, comparable branch sales for the Water & Sewer Group were $912.9 million, a $185.1 million or 25% increase from fiscal 2000. This increase was primarily due to improved market penetration, increased spending on infrastructure projects by municipalities, and a general increase in overall activity through all water and sewer markets.

Gross Profit and Gross Margin

Gross margins were 22.8% in fiscal 2002 and 22.5% in both fiscal 2001 and 2000. The 30 basis point improvement in gross margin was largely due to a shift in sales mix, with a higher proportion of out-of-stock sales in fiscal 2002 as compared to direct shipments, which typically generate lower margins. Gross margins were also favorably impacted by company-wide inventory improvement initiatives implemented in fiscal 2002, which resulted in enhanced purchasing power. In fiscal 2001, the favorable impact of stainless steel and nickel alloy commodity price increases were offset by competitive market pressures in certain other product groups. This resulted in fiscal 2001 gross margin being at the same level as fiscal 2000.

Gross profit and gross margin by Group were as follows (in thousands):

	Gross Profit			Gross Margin		
	2002	2001	2000	2002	2001	2000
Electrical	$111,222	$117,263	$105,492	19.3%	19.3%	18.3%
Plumbing/HVAC	213,003	236,229	242,055	23.6	22.6	24.4
Industrial	82,823	82,463	69,668	25.1	26.2	23.3
Building Materials	89,663	118,045	102,938	30.6	28.8	26.5
Water & Sewer	197,700	190,384	154,120	21.1	20.4	20.9
Corporate & Other	(491)	(927)	—	—	—	—
	$693,920	$743,457	$674,273	22.8%	22.5%	22.5%

Electrical

Overall, gross margin remained flat in fiscal 2002 as declines in commodity prices offset margin improvements achieved through enhanced purchasing power. In fiscal 2001, gross margin increased approximately 100 basis points primarily as a result of a shift in sales mix to higher margin products, with the remainder being attributable to enhanced purchasing power. This enhanced purchasing power was due to increased volume and concentration of supply sources as part of the Company's preferred vendor program.

Plumbing/HVAC

Gross margin increased approximately 100 basis points in fiscal 2002 primarily due to the Company's efforts to improve margin on certain products and to a decline in lower-margin international business. In fiscal 2001, gross margin decreased approximately 180 basis points as a result of the impact of lower commodity prices on plumbing products and increased sales in its lower-margin international branches. There was also an erosion of margins as the Company sought to protect market share in certain geographic areas from aggressive price competition.

Industrial

In fiscal 2002, gross margin decreased approximately 110 basis points as a result of declining prices for certain commodity-based products, including stainless steel and nickel alloy products. The Company anticipates prices related to commodity-based products to increase only modestly in fiscal 2003, which could yield slightly higher margins as inventories purchased during declining price environments are depleted.

In fiscal 2001, gross margin increased approximately 290 basis points. As noted above, gross profit and gross margin within this Group are closely tied to the pricing of certain commodity-based products, primarily stainless steel and nickel alloy products. The increases in the price of these commodity items improved the Company's gross margin for these products in the first half of fiscal 2001. Prices for these products started to decline in the second half of the year, thereby causing a reduction in gross margins in the third and fourth quarter of fiscal 2001.

Building Materials

Gross margin increased approximately 180 and 230 basis points in fiscal 2002 and 2001, respectively. The increase in fiscal 2002 was driven primarily by a sales mix that included more high-margin fabricated products and to the divestiture of the pool and spa business, which generated lower gross margins compared to gross margins as a whole for the Building Materials Group. The 230 basis point increase in fiscal 2001 was primarily due to a shift in sales mix resulting from equipment rentals and increased emphasis on the replacement market, which tends to yield higher gross margins. The remainder of the increase was largely due to improved purchasing power.

Water & Sewer

Gross margin increased approximately 70 basis points in fiscal 2002. This increase was primarily due to a change in sales mix that resulted from fewer large direct shipment orders, which typically generate lower gross margins. In fiscal 2001, gross margin decreased approximately 50 basis points. This decrease was principally attributable to a general increase in large direct shipment orders.

Operating Expenses

Operating expenses were as follows (in thousands):

	Fiscal Years Ended			% of Net Sales		
	2002	2001	2000	2002	2001	2000
Personnel expenses	$373,857	$382,050	$340,377	12.3%	11.5%	11.4%
Other selling, general and administrative expenses	177,086	197,184	167,632	5.8	6.0	5.6
Depreciation and amortization	31,093	32,551	29,808	1.0	1.0	1.0
Provision for doubtful accounts	11,065	10,626	4,064	0.4	0.3	0.1
Impairment of long-lived assets	734	15,557	—	—	0.5	—
	$593,835	$637,968	$541,881	19.5%	19.3%	18.1%

Operating expenses decreased $44.1 million or 7% in fiscal 2002. As a percentage of net sales, operating expenses increased approximately 20 basis points in fiscal 2002, which was directly due to lower sales volumes experienced by the Company. Approximately $25.5 million of the overall expense decrease was due to the divestiture of the Company's pool and spa business. Impairment of long-lived assets decreased $14.8 million in fiscal 2002 when compared to fiscal 2001. In fiscal 2001, the Company recorded a $15.6 million charge, including the write-off of goodwill and other assets totaling $12.9 million related to the Company's e-commerce initiatives, and a charge totaling approximately $2.7 million primarily related to the write-off of goodwill in the Company's international operations. In fiscal 2002, a goodwill write-off of $0.7 million for the Company's Plumbing/HVAC operations was recorded in the fourth quarter. The remaining operating expense decrease was primarily attributable to the overall net sales decrease and the Company's cost containment initiatives, which were implemented in fiscal 2002. These initiatives included hiring freezes, salary rate limits on merit and promotional increases, the elimination of certain management and staff positions and reductions in both capital spending and discretionary spending items, including overtime, contract labor, travel, entertainment and other variable expenses. The Company will continue to review its operations and identify areas where additional efficiencies may be obtained.

In fiscal 2002, the cost saving initiatives noted above were partially offset by costs associated with the closing of 43 under-performing branches, severance costs associated with layoffs and an increase in the provision for doubtful accounts. These branch closures resulted in approximately $6.5 million of charges related to severance, lease and other contractual obligations, and additional provisions for doubtful accounts. Excluding severance costs associated with branch closures, the Company recorded $2.7 million of severance expense in fiscal 2002. Approximately $1.5 million of this amount was related to the Company's separation agreement with its former president, with the remainder attributable to the elimination of various other management and staff positions.

In fiscal 2001, operating expenses were $638.0 million, an 18% increase from fiscal 2000. Included in fiscal 2001 operating expenses is a $15.6 million charge for the impairment of long-lived assets. Provision for doubtful accounts increased from $4.1 million in fiscal 2000 to $10.6 million in fiscal 2001. The increase was related to an economic slowdown which affected the Company's primary markets, particularly its international business, during late fiscal 2001. The remaining increase in operating expenses was primarily due to higher personnel costs associated with comparable branch sales growth, increased transportation costs brought about by comparable branch sales growth, increased fuel costs, and increased information technology ("IT") spending as the Company initiated its program of upgrading IT systems.

Non-Operating Income (Expenses)

Interest and other income totaled $10.5 million, $7.5 million and $9.0 million in fiscal 2002, 2001 and 2000, respectively. The increase in fiscal 2002 was due to the elimination of $3.2 million of prior year net losses related to the Company's equity investments combined with interest income of $0.9 million related to a $25.0 million short-term note receivable which was received in connection with the sale of the Company's pool and spa business. These increases were partially offset by $0.7 million of non-operating expenses primarily related to asset write-downs and other expenses from branch closures. The $1.5 million decrease in fiscal 2001 was primarily due to net losses totaling $3.7 million from the Company's equity investments, partially offset by increased income from the collection of service charges on delinquent accounts receivable and other interest income.

Interest expense totaled $35.9 million, $43.3 million and $31.8 million in fiscal 2002, 2001 and 2000, respectively. The decrease in fiscal 2002 was due to lower borrowing levels coupled with reduced interest rates. Borrowing levels in fiscal 2002 were reduced as the Company utilized proceeds from the sale of its pool and spa business and working capital improvements program to reduce debt balances. In fiscal 2001, interest expense increased $11.5 million or 36% from fiscal 2000 primarily as a result of higher borrowing levels and interest rates. The higher borrowing levels were primarily due to the Company's (a) higher working capital investments resulting from accelerated sales growth, (b) expansion through business acquisitions, which has been partially funded by debt financing and (c) share repurchases.

Non-operating income (expenses) in fiscal 2001 included an $11.0 million pre-tax ($6.7 million after-tax) gain relating to the sale of the Company's pool and spa business, which was sold for $48.0 million in January 2001. The Company received cash proceeds of $23.0 million with the remaining $25.0 million of consideration being received in the form of a short-term note receivable, which was fully collected in fiscal 2002.

Income Taxes

The Company's effective tax rate was 41.0%, 42.3% and 39.9% in fiscal 2002, 2001 and 2000, respectively. The increase in the fiscal 2001 effective tax rate was due to the elimination of nondeductible goodwill related to the Company's international operations and the sale of its pool and spa business.

Net Income

Net income totaled $44.1 million, $46.5 million and $65.9 million in fiscal 2002, 2001 and 2000, respectively. Diluted earnings per share totaled $1.88, $1.97 and $2.80 in fiscal 2002, 2001 and 2000, respectively. The factors impacting net income and diluted earnings per share have been enumerated above.

Financial Condition

Liquidity and Capital Resources

The following sets forth certain measures of the Company's liquidity (in thousands):

	Fiscal Years Ended		
	2002	2001	2000
Cash provided by operating activities	$144,763	$ 66,148	$ 33,449
Working capital	$588,275	$679,130	$657,500
Current ratio	3.1 to 1	3.3 to 1	3.2 to 1
Long-term debt-to-capital	40%	48%	51%

In fiscal 2002, net cash provided by operations of $144.8 million was primarily the result of reductions in inventory as part of the Company's inventory management program and lower accounts receivable levels caused by the year over year sales decline in fiscal 2002. In fiscal 2001, net cash provided by operations of $66.1 million was primarily the result of the Company's reduced inventory levels and increases in accrued liabilities, partially offset by increases in accounts receivable, resulting from higher sales volumes. The increase in accrued liabilities was related to the timing of income tax payments.

In fiscal 2002, the $90.9 million decrease in working capital was principally driven by lower receivable and inventory balances and a decrease in other current assets. These changes were partially offset by lower accounts payable, which correspond with the reduction in inventory levels. The decrease in inventories reflects company-wide initiatives to reduce inventory levels to be more in line with current market demand. The decrease in other current assets was due to the collection of $25.0 million on the note receivable related to the sale of the Company's pool and spa business, which was partially offset by higher income tax receivables in fiscal 2002. The fiscal 2001 increase of $21.6 million in working capital was primarily attributable to higher cash levels and higher accounts and other receivables, which were partially offset by reduced inventories. Cash on hand increased primarily as a result of the sale of the Company's pool and spa business in January 2001, which generated cash proceeds of $23.0 million. Additionally, in connection with this sale, the Company received a short-term note receivable totaling $25.0 million. The higher level of accounts receivable reflects sales increases over prior year end and slower collection activity resulting from the economic slowdown which started in the second half of fiscal 2001. During fiscal 2001, the Company reduced inventory levels in connection with its cash management programs.

Investing Activities

Capital expenditures totaled $16.9 million, $23.9 million and $30.7 million in fiscal 2002, 2001 and 2000, respectively. Of these expenditures, approximately $3.9 million, $8.3 million and $14.0 million, respectively, were for new warehouse facilities and approximately $7.6 million, $3.2 million and $5.0 million, respectively, related to IT outlays. The Company continues to closely monitor and control capital expenditures, and instituted a freeze on most new building projects during fiscal 2002. Fiscal 2003 capital expenditures are expected to be approximately $15 million. This excludes approximately $18 million related to the Company's new corporate headquarters facility in Orlando, Florida and a new warehouse in Miami, Florida, as discussed further below.

Proceeds from the sale of property and equipment totaled $8.7 million, $1.8 million and $4.9 million in fiscal 2002, 2001 and 2000, respectively. The $6.9 million increase in proceeds during fiscal 2002 was primarily due to the sale and subsequent lease-back of substantially all of the Company's forklift fleet and certain trailers, which generated proceeds of $5.7 million in August 2001. The remaining increase was due to sales of certain land and building assets as a result of closed branches. In fiscal 2000, the Company received proceeds of approximately $2.5 million from the sale and subsequent lease-back of certain computer hardware.

Cash payments for business acquisitions totaled $32.0 million, $34.1 million and $88.9 million in fiscal years 2002, 2001 and 2000, respectively. These outlays represent one, three and seven wholesale distributors acquired and accounted for using the purchase method of accounting in fiscal 2002, 2001 and 2000, respectively.

On March 2, 2001, in connection with the closure of one of the Company's e-commerce ventures, the Company entered into an agreement with the holders of 723,183 of the Company's stock rights originally issued as consideration for the acquisition. This agreement cancelled 347,541 of the stock rights and enabled the remaining stock rights to be redeemed for $7.3 million in cash.

Financing Activities

Net payments on the Company's revolving credit agreement totaled $100.3 million and $153.9 million in fiscal 2002 and 2001, respectively, compared to net borrowings of $132.8 million in fiscal 2000. Principal reductions on long-term debt were $23.8 million, $2.5 million and $14.7 million in fiscal 2002, 2001 and 2000, respectively. In fiscal 2002, these amounts were attributable to payments of $15.0 million on the Company's senior notes, $8.6 million on debt assumed as a result of certain business acquisitions and $0.2 million on other notes payable. Dividend payments totaled $8.0 million, $8.1 million and $8.0 million during fiscal 2002, 2001 and 2000, respectively.

On January 15, 2002, the Company's line of credit agreement was amended to decrease borrowing capacity from $75.0 million to $36.3 million. The Company's current borrowing capacity under its revolving credit agreement and its line of credit agreement (the "credit agreement") totaled $311.3 million (subject to borrowing limitations under the credit agreement)—$275.0 million under its revolving credit agreement as long-term debt due January 25, 2004 and $36.3 million under its line of credit agreement, as amended, which matures on July 31, 2002.

On October 31, 2001, the Company entered into an equipment lease agreement (the "lease agreement") with a financial institution. Under the terms of the lease agreement, the Company leases certain equipment, including vehicles, forklifts and trailers from various companies with fundings provided by the lease agreement. The maximum capacity is $15.0 million and the monthly payments are made to the bank in accordance with the terms of each specific equipment lease. Availability at January 25, 2002 under the lease agreement totaled approximately $14.4 million.

The Company has two short-term lines of credit with an aggregate borrowing capacity of $25.0 million. On June 30, 2001, these lines of credit were amended to extend the maturity dates to June 30, 2002.

On June 22, 2001, the Company entered into an agreement ("lease facility agreement") with Atlantic Financial Group, Ltd. ("AFG"), certain financial parties as lenders and SunTrust Bank as agent ("SunTrust") in which AFG and SunTrust agreed to fund up to $40.0 million for the acquisition and development of real property projects chosen by the Company, including up to $25.0 million for the Company's new corporate headquarters building in Orlando, Florida ("Orlando property") which is expected to cost approximately $23.0 million. Also on June 22, 2001, the Company entered into an agreement with AFG, certain financial parties as lenders and SunTrust as agent for the construction of a new warehouse in Miami, Florida ("Miami property"). Pursuant to this agreement, AFG and SunTrust agreed to fund up to $15.0 million for the construction of this facility, which is expected to cost approximately $13.0 million.

Orlando Property

Under the terms of the loan agreement ("Orlando loan agreement") between AFG and SunTrust for the Orlando property, AFG was required to fund the lease facility through a nominal equity investment, with the remainder funded through non-recourse borrowings from SunTrust. Concurrent with the execution of the Orlando loan agreement, the Company executed a master lease agreement ("Orlando lease agreement") with AFG under which the Company will lease the Orlando property for a five-year term, including the construction period and a lease period. The Orlando lease agreement requires interest only payments that begin at the earlier of the completion of construction, which is expected in September 2003, or eighteen months following the acquisition of the Orlando property, which is expected to occur in April 2002. Payments are interest only at LIBOR rates plus applicable credit spreads (currently estimated to be 150 basis points). Although AFG has partially funded the lease facility through equity contributions, AFG does not have sufficient residual equity at risk. Accordingly, the Company has included the assets and liabilities related to AFG's Orlando loan agreement in the consolidated balance sheet at January 25, 2002. The outstanding borrowings and related assets of approximately $1.1 million are reflected in long-term debt and construction in progress. At the end of the lease term, the Company has the option to renew the lease for up to two additional five-year periods, or to purchase the building for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the building, the Company may elect to remarket the property and arrange the sale of the building to a third party. Under the remarketing option, the Company has guaranteed approximately 85% of the total original cost as the residual fair value of the building.

Miami Property

Under the terms of the loan agreement ("Miami loan agreement") between AFG and SunTrust for the Miami property, AFG was required to fund the Miami property through an equity investment of 20% with the remainder funded through non-recourse borrowings from SunTrust. Concurrent with the execution of the Miami loan agreement, the Company executed a master lease agreement (the "Miami lease agreement") with AFG. Under the terms of the Miami lease agreement, the Company will lease the Miami property with rent payments scheduled to begin in January 2003. Rent payments for the first four years are interest only at a rate based on LIBOR plus applicable credit spreads (currently estimated to be 150 basis points). Beginning in the fifth year, rents are re-amortized and rates for the remainder of the term increase to 12.5% plus applicable consumer price index adjustments. During the first four years of the Miami lease agreement, the Company may elect to purchase the property for the existing lease balance or convert it into the Company's lease facility agreement referenced above. Although AFG has sufficient equity at risk with respect to the Miami property, the assets and liabilities related to AFG's Miami loan agreement have been included in the consolidated balance sheet at January 25, 2002 based on the required consolidation of the assets and liabilities related to AFG's lease facility referenced above. The outstanding borrowings and related assets of approximately $5.5 million are reflected in long-term debt and construction in progress.

On December 21, 2000, the Company issued $150.0 million of senior notes in a private placement. Of the total $150.0 million of senior notes, $103.0 million bears interest at 8.42% and are payable in five annual principal payments beginning November 30, 2003. The remaining $19.0 million and $28.0 million of senior notes bear interest at 8.27% and are payable in one annual principal payment on November 30, 2003 and five annual principal payments beginning November 30, 2001, respectively. Proceeds from the sale of the senior notes were used to reduce indebtedness under the Company's revolving credit agreement.

As of January 25, 2002, the Company had approximately $6.8 million of cash and $283.5 million of unused borrowing capacity (subject to borrowing limitations, under long-term debt covenants) to fund ongoing operating requirements and anticipated capital expenditures. The Company believes it has sufficient borrowing capacity and cash on hand to take advantage of growth and business acquisition opportunities and to fund share repurchases in the near term. The Company expects to continue to finance future expansion on a project-by-project basis through additional borrowing or the issuance of common stock.

On March 15, 1999, the Company's Board of Directors authorized the Company to repurchase up to 2,500,000 shares of its outstanding common stock to be used for general corporate purposes. Since March 15, 1999, the Company has repurchased 1,315,800 shares at an average price of $21.86 per share, of which 394,700 shares at an average price of $19.10 per share were repurchased in fiscal 2002, and 921,100 shares at an average price of $23.05 per share were repurchased in fiscal 2000. No shares were repurchased in fiscal 2001.

Critical Accounting Policies

The Company's significant accounting policies are more fully described in the notes to the consolidated financial statements. Certain of the Company's accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. As with all judgments, they are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, current economic trends in the industry, information provided by customers and vendors, information available from other outside sources and management's estimates, as appropriate. The Company's significant accounting policies include:

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit worthiness. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy, etc.), or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a slowdown in the markets in which the Company operates may result in higher than expected uncollectible accounts, and therefore, the need to revise estimates for bad debts. Provision for doubtful accounts totaled $11.1 million, $10.6 million and $4.1 million in fiscal 2002, 2001 and 2000, respectively. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions for doubtful accounts.

Inventories

The Company evaluates its inventory value at the end of each quarter to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of a branch's physical inventory results over the last two years, a review of potential dead stock, and an overall consolidated analysis of potential excess inventory items. An inventory provision is recorded monthly to provide for any potential write-downs of the Company's inventory to market value or for projected historical shortages. Periodically, the branch's perpetual inventory records are adjusted to reflect permanent declines in market value. To the extent historical physical inventory results are not indicative of future results and if unexpected future events impact, either favorably or unfavorably, the saleability of the Company's products, the inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions. At January 25, 2002 and January 26, 2001, inventory reserves totaled $9.9 million and $10.4 million, respectively.

Impairment of Long-Lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including goodwill, other intangible assets and property and equipment, relying on a number of factors, including operating results, business plans, economic projections and anticipated future cash flows. Impairment is assessed by evaluating the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized. In the fourth quarter of fiscal 2002, the Company recorded an impairment loss of $0.7 million related to goodwill on its Plumbing/HVAC operations. In fiscal 2001, the Company experienced continued operating losses in its e-commerce ventures and international operations. As a result of these losses and based on an analysis of future profitability and anticipated customer demand for these businesses, the Company recorded an impairment charge totaling $15.6 million relating to the write-down of long-lived assets. This charge included the write-off of goodwill and other assets totaling $12.9 million related to the Company's e-commerce investments, and a charge totaling approximately $2.7 million primarily related to the write-off of goodwill in the Company's international operations.

Self-Insurance

The Company is self-insured for certain losses relating to workers' compensation, automobile, general and product liability claims. The Company also maintains stop loss coverages to limit the exposure arising from such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Company's estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and the Company's historical loss development experience. To the extent future projected development of the losses resulting from workers' compensation, automobile, general and product liability claims incurred as of January 25, 2002 differs from the actual development of such losses in future periods, the Company's insurance reserves could differ significantly resulting in either higher or lower future insurance expense.

Recent Accounting Pronouncements

Effective February 2001, the Company adopted Statement of Financial Accounting Standards ("FAS") 133, *Accounting for Derivative Instruments and Hedging Activities.* FAS 133 was amended by FAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities.* Both FAS 133 and FAS 138 require that an entity record all derivatives as either assets or liabilities in the consolidated balance sheets at fair value and measure those instruments at fair value and to reflect changes in fair value of those instruments as either components of comprehensive income or in net income depending on the types of instruments. The adoption of these standards did not have an impact on the Company's consolidated financial statements.

FAS 141, *Business Combinations,* and FAS 142, *Goodwill and Other Intangible Assets,* were issued in July 2001. FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. FAS 141 also specifies the criteria which must be met in order for certain acquired intangible assets to be recorded separately from goodwill. FAS 142 is effective for the Company beginning with the Company's first quarter of fiscal 2003. Under FAS 142, all the Company's goodwill will no longer be amortized but rather will be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In fiscal 2002, amortization of goodwill totaled $9,229. This new approach requires the use of valuation techniques and methodologies significantly different than the present undiscounted cash flow policy being followed by the Company. In connection with the adoption of FAS 142, the Company's conclusions about the valuation and recoverability of goodwill may change. The new approach may result in impairment charges and reductions in the carrying amount of goodwill on the consolidated balance sheets upon adoption. Subsequent to the initial adoption of FAS 142, the Company may be subject to earnings volatility if additional goodwill impairment occurs at a future date. The Company is in the process of performing the goodwill evaluation required under FAS 142 and has not yet determined the impact that will result from adoption.

FAS 143, *Accounting for Asset Retirement Obligations,* was issued in June 2001. FAS 143, which is effective for the Company beginning in fiscal 2004, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect the adoption of FAS 143 to have a material impact on its consolidated financial statements.

FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* was issued in August 2001. FAS 144, which is effective beginning with the Company's first quarter of fiscal 2003, establishes a single accounting model for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company does not expect the adoption of FAS 144 to have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

The Company is aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. In addition, the Company's operating performance is affected by price fluctuations in stainless steel, nickel alloy, copper, aluminum, plastic, lumber and other commodities. The Company seeks to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins.

At January 25, 2002, the Company had approximately $59.4 million of outstanding variable-rate debt. Based upon an assumed 10% increase or decrease in interest rates from their January 25, 2002 levels, the market risk with respect to the Company's variable-rate debt would not be material. The Company manages its interest rate risk by maintaining a combination of fixed-rate and variable-rate debt.

Management believes that inflation (which has been moderate over the past few years) did not significantly affect the Company's operating results or markets in fiscal 2002, 2001 or 2000. As discussed above, however, the Company's results of operations in fiscal 2002 and 2001 were both favorably and unfavorably impacted by increases and decreases in the pricing of certain commodity-based products. Fiscal 2000 was unfavorably impacted by declines in prices of such commodity-based products. Such commodity price fluctuations have from time to time created cyclicality in the financial performance of the Company and could continue to do so in the future.

Selected Financial Data

(in thousands, except per share data)

	Fiscal Years Ended[1][2]			
	2002	2001	2000	1999
STATEMENTS OF INCOME:				
Net sales	$3,037,708	$3,310,163	$2,994,877	$2,536,265
Cost of sales	2,343,788	2,566,706	2,320,604	1,977,266
Gross margin	22.8%	22.5%	22.5%	22.0%
Selling, general and administrative expenses	$ 550,943	$ 579,234	$ 508,009	$ 416,642
Percentage of net sales	18.1%	17.5%	17.0%	16.4%
Depreciation and amortization	31,093	32,551	29,808	23,269
Provision for doubtful accounts	11,065	10,626	4,064	1,882
Operating income	100,085	105,489	132,392	117,206
Operating margin	3.3%	3.2%	4.4%	4.6%
Interest and other income	$ 10,546	$ 18,476	$ 9,015	$ 6,886
Interest expense	35,945	43,288	31,805	25,415
Income before income taxes	$ 74,686	$ 80,677	$ 109,602	$ 98,677
Percentage of net sales	2.5%	2.4%	3.7%	3.9%
Income taxes (benefits)	30,621	34,162	43,731	37,234
Net income	44,065	46,515	65,871	61,443
Percentage of net sales	1.5%	1.4%	2.2%	2.4%
Earnings per share:				
Basic	$ 1.90	$ 2.00	$ 2.82	$ 2.57
Diluted	1.88	1.97	2.80	2.55
Average shares outstanding:				
Basic	23,175	23,238	23,398	23,889
Diluted	23,424	23,584	23,547	24,138
BALANCE SHEETS:				
Working capital	$ 588,275	$ 679,130	$ 657,500	$ 567,435
Total assets	1,293,262	1,406,695	1,377,036	1,128,973
Long-term debt	403,671	516,168	535,000	402,203
Shareholders' equity	594,473	570,035	522,444	483,956
Current ratio	3.1 to 1	3.3 to 1	3.2 to 1	3.5 to 1
Long-term debt-to-capital	40%	48%	51%	45%
Leverage (total assets/shareholders' equity)	2.18	2.47	2.64	2.33
OTHER:				
Cash dividends per share	$ .34	$ .34	$ .34	$ .33
Shareholders' equity per share	25.03	24.12	22.16	20.01
Return on average assets	3.3%	3.3%	5.3%	5.9%
Return on average shareholders' equity	7.6%	8.5%	13.1%	13.6%
Capital expenditures	16,850	23,871	30,740	26,921

(1) The Company's fiscal year ends on the last Friday in January.
(2) All data adjusted for poolings of interests and the three-for-two stock split declared in fiscal 1998.

Fiscal Years Ended[1][2]

1998	1997	1996	1995	1994	1993	1992
$1,945,446	$1,619,362	$1,326,978	$1,065,549	$880,977	$724,466	$690,311
1,519,323	1,276,481	1,052,120	848,698	704,907	583,513	557,380
21.9%	21.2%	20.7%	20.4%	20.0%	19.5%	19.3%
$ 318,923	$ 261,355	$ 218,093	$ 172,828	$145,913	$119,732	$116,317
16.4%	16.1%	16.4%	16.2%	16.6%	16.5%	16.8%
18,727	15,566	11,859	10,131	8,657	7,382	7,987
1,229	1,023	2,203	1,501	2,448	2,028	3,247
87,244	64,937	42,703	32,391	19,052	11,811	5,380
4.5%	4.0%	3.2%	3.0%	2.2%	1.6%	.8%
$ 5,837	$ 6,241	$ 5,111	$ 3,206	$ 3,677	$ 4,072	$ 2,696
19,257	14,842	10,440	6,813	6,456	6,087	7,702
$ 73,824	$ 56,336	$ 37,374	$ 28,784	$ 16,273	$ 9,796	$ 374
3.8%	3.5%	2.8%	2.7%	1.8%	1.4%	.1%
26,254	19,282	11,728	7,984	4,710	1,734	(1,359)
47,570	37,054	25,646	20,800	11,563	8,062	1,733
2.4%	2.3%	1.9%	2.0%	1.3%	1.1%	.3%
$ 2.37	$ 2.13	$ 1.78	$ 1.54	$ .97	$ .68	$ .15
2.33	2.09	1.75	1.50	.92	.68	.15
20,108	17,384	14,418	13,504	11,900	11,899	11,899
20,432	17,719	14,647	13,992	13,675	11,917	11,899
$ 486,106	$ 350,975	$ 235,113	$ 212,573	$171,702	$148,919	$134,961
965,742	684,056	474,574	418,717	330,526	294,510	276,439
343,197	228,351	139,165	127,166	121,292	103,870	89,921
421,769	299,233	188,926	165,427	116,918	106,597	99,649
3.5 to 1	3.3 to 1	2.6 to 1	2.7 to 1	2.9 to 1	2.8 to 1	2.6 to 1
45%	43%	42%	43%	51%	49%	47%
2.29	2.29	2.51	2.53	2.83	2.76	2.77
$ .31	$ .25	$ .20	$ .15	$ .11	$ .08	$ .16
18.00	15.29	12.64	11.40	9.43	8.71	8.14
5.8%	6.4%	5.7%	5.6%	3.7%	2.8%	.6%
13.2%	15.2%	14.5%	14.7%	10.3%	7.8%	1.7%
28,185	16,898	14,713	15,824	9,997	10,335	6,073

Corporate and Shareholder Information

Directors

David H. Hughes
Chairman of the Board
and Chief Executive Officer

John D. Baker II
President and Chief Executive Officer
Florida Rock Industries, Inc.

Robert N. Blackford
Retired Attorney, Holland & Knight LLP

H. Corbin Day
Chairman
Jemison Investment Co., Inc.

Vincent S. Hughes
Former Vice President
Hughes Supply, Inc.

Toni Jennings
President
Jack Jennings and Sons, Inc.

William P. Kennedy
Chief Executive Officer
Nephron Pharmaceuticals Corporation

Amos R. McMullian
Chairman and Chief Executive Officer
Flowers Foods, Inc.

Thomas I. Morgan
President and Chief Operating Officer

Executive Officers and Management

David H. Hughes
Chairman of the Board
and Chief Executive Officer

Thomas I. Morgan
President and Chief Operating Officer

Benjamin P. Butterfield
Secretary and General Counsel

Jasper L. Holland, Jr.
Senior Vice President of Customer Development

Clyde E. Hughes III
Group President

Robert A. Machaby
Senior Vice President of Vendor Development

Michael L. Stanwood
Group President

Thomas J. Starnes
Senior Vice President of Sales and Marketing

Executive Officers and Management (cont.)

John A. Steele
Senior Vice President of Operations

Thomas M. Ward II
Senior Vice President—Chief Information Officer

Gradie E. Winstead, Jr.
Group President

Laura L. Wright
Vice President of Human Resources

J. Stephen Zepf
Chief Financial Officer

Transfer Agent and Registrar

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

Annual Meeting

Tuesday, May 21, 2002
at 10:00 a.m., local time
Hughes Supply, Inc.
20 North Orange Avenue
Suite 200
Orlando, Florida 32801

Independent Accountants

PricewaterhouseCoopers LLP
390 North Orange Avenue
Suite 2400
Orlando, Florida 32801

Corporate Headquarters

Hughes Supply, Inc.
20 North Orange Avenue
Orlando, Florida 32801
Telephone: (407) 841-4755

The shares of Hughes Supply, Inc. common stock are traded on the New York Stock Exchange under the symbol "HUG." The approximate number of shareholders of record as of March 27, 2002 was 915. A copy of the Hughes Supply, Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be made available without charge, upon written request. Requests should be directed to:

J. Stephen Zepf
Chief Financial Officer
Hughes Supply, Inc.
Post Office Box 2273
Orlando, Florida 32802

HUGHES

HUGHES

Solutions. Supply. Service.

Hughes Supply, Inc.
20 North Orange Avenue
Suite 200
Orlando, Florida 32801
www.hughessupply.com